Exhibit 4.12
DESCRIPTION OF SECURITIES
The following is a summary of the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2021. The summary is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. The following also summarizes certain provisions of the Delaware General Corporation Law (the "DGCL") and is subject to and qualified by reference to the DGCL.
General
Our authorized capital stock consists of 275,000,000 shares of common stock, par value $0.001 per share, and 90,000,000 shares of preferred stock, par value $0.001 per share. Our Board of Directors ("Board") may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2021, there were 90,407,290 shares of common stock issued and outstanding, held of record by 96 stockholders, although we believe that there may be a significantly larger number of beneficial owners of our common stock. We derived the number of stockholders by reviewing the listing of outstanding common stock recorded by our transfer agent as of December 31, 2021.
Out of the preferred stock, as of December 31, 2021, 82,527,609 shares have been designated Series B Convertible Preferred Stock, of which 82,527,609 shares were outstanding. The Series B Convertible Preferred Stock is convertible into common stock at the option of its holders on a one-to-one basis, subject to adjustment for accrued dividends and other items.
The following is a summary of the material provisions of the common stock and preferred stock provided for in our certificate of incorporation and bylaws. For additional detail about our capital stock, please refer to our certificate of incorporation and bylaws, each as amended, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.
Common Stock
Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.
In all matters, other than the election of directors and except as otherwise required by law or the provisions of our certificate of incorporation or bylaws, the affirmative vote of the majority of shares present or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.
Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of

Exhibit 4.12
shares of any series of preferred stock, including those currently outstanding and those that we may designate and issue in the future.
Our common stock is listed on the Nasdaq Global Select Market under the symbol “SCOR.” The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC. Its address is 59 Maiden Lane, Plaza Level, New York, NY 10038, and its telephone number is (800) 937-5449.
Preferred Stock
Under the terms of our amended and restated certificate of incorporation, our Board is authorized to issue shares of preferred stock in one or more series, from time to time, without stockholder approval and to establish the number of shares to be included in each such series. Our Board has the discretion to determine the designation, powers, preferences, privileges, rights, qualifications, limitations and restrictions, including voting rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.
The issuance of preferred stock will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the future issuance of any shares of preferred stock on the rights of holders of common stock until the Board determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:
•restricting dividends on the common stock;
•diluting the voting power of the common stock;
•impairing the liquidation rights of the common stock; and
•delaying or preventing changes in control or management of us.
We currently have 82,527,609 outstanding shares of Series B Convertible Preferred Stock. We have no other classes of preferred stock currently designated or outstanding. Preferred stock will be fully paid and nonassessable upon issuance.
Series B Convertible Preferred Stock
On March 10, 2021 (the "Closing Date"), we filed a certificate of designations, which designated 82,527,609 shares of our preferred stock as Series B Convertible Preferred Stock ("Certificate of Designations"). As of December 31, 2021, there were 82,527,609 shares of our Series B Convertible Preferred Stock outstanding. The Series B Convertible Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs.
The Series B Convertible Preferred Stock has a liquidation preference equal to the higher of (i) the initial purchase price, increased by accrued dividends per share, and (ii) the amount per share of Series B Convertible Preferred Stock that a holder would have received if such holder, immediately prior to our voluntary or involuntary liquidation, dissolution or winding up of our affairs, converted such share into common stock. The holders of Series B Convertible Preferred Stock are entitled to participate in all dividends declared on the common stock on an as-converted basis and are also entitled to a cumulative dividend at the rate of 7.5% per annum, payable annually in arrears and subject to increase under certain specified circumstances ("Annual Dividends"), in each case, on the terms and subject to the conditions set forth in the Certificate of Designations. In addition, such holders are entitled to a one-time dividend on the Series B Convertible Preferred Stock (the "Special Dividend") equal to the highest dividend that the Board determines can be paid at that time (or a lesser amount as may be unanimously agreed upon by the

Exhibit 4.12
initial selling stockholders and certain transferees), subject to the additional conditions and limitations set forth in the Stockholders Agreement (the "SHA").
Subject to certain anti-dilution adjustments and customary provisions related to partial dividend periods, the Series B Convertible Preferred Stock is convertible at the option of the holders at any time into a number of shares of common stock equal to the Conversion Rate (as defined in the Certificate of Designations), which was initially 1:1; provided that each holder will receive cash in lieu of fractional shares (if any). At any time after the fifth anniversary of the Closing Date, we may elect to convert all of the outstanding shares of Series B Convertible Preferred Stock into shares of common stock if (a) the closing sale price of the common stock was greater than 140% of the conversion price as of such time, as may be adjusted pursuant to the Certificate of Designations, (i) for at least 20 trading days in any period of 30 consecutive trading days immediately prior to the date of notice of mandatory conversion and (ii) on the last trading day of such 30-day period and (b) the pro rata share of an aggregate of $100,000,000 in Annual Dividends and/or Special Dividends has been paid with respect to each share of Series B Convertible Preferred Stock that was outstanding as of the Closing Date and remains outstanding.
If we undergo certain change of control transactions, (a) each holder of outstanding shares of Series B Convertible Preferred Stock will have the option to require us to purchase any or all of its shares of Series B Convertible Preferred Stock at a purchase price per share of Series B Convertible Preferred Stock equal to the Liquidation Preference (as defined in the Certificate of Designations) of such share of Series B Convertible Preferred Stock as of the applicable date ("Change of Control Put") and (b) to the extent the holder has not exercised the Change of Control Put, we will have the right to redeem, subject to the holder's right to convert prior to such redemption, all of such holder's shares of Series B Convertible Preferred Stock, or if a holder exercises the Change of Control Put in part, the remainder of such holder's shares of Series B Convertible Preferred Stock, at a redemption price per share equal to the Liquidation Preference as of the date of redemption.
The holders of shares of Series B Convertible Preferred Stock are entitled to vote as a single class with the holders of the common stock and the holders of any of our other classes or series of capital stock then entitled to vote with the common stock on all matters submitted to a vote of the holders of common stock. Each holder is entitled to the number of votes equal to the product of (i) the largest number of whole shares of common stock into which all shares of Series B Convertible Preferred Stock could be converted pursuant to the Certificate of Designations (except that the conversion rate for this purpose will be equal to the product of the applicable conversion factor and 0.98091271) multiplied by (ii) a fraction, the numerator of which is the number of shares of Series B Convertible Preferred Stock held by such holder and the denominator of which is the aggregate number of issued and outstanding shares of Series B Convertible Preferred Stock, in each case at and calculated as of the record date for the determination of stockholders entitled to vote or consent on such matters or, if no such record date is established, at and as of the date such vote or consent is taken or any written consent of stockholders is first executed; provided, among other things, that to the extent the Series B Convertible Preferred Stock held by any initial selling stockholder and certain transferees would, in the aggregate, represent voting rights with respect to more than 16.66% of the common stock (including the Series B Convertible Preferred Stock on an as-converted basis) (the "Voting Threshold"), such initial selling stockholder and transferees and affiliates will not be permitted to exercise the voting rights with respect to any shares of Series B Convertible Preferred Stock held by them in excess of the Voting Threshold and we will exercise the voting rights with respect to such shares of Series B Convertible Preferred Stock in excess of the Voting Threshold in a neutral manner. If a holder acquires shares of Series B Convertible Preferred Stock from another holder, the acquiring holder's Voting Threshold will be increased proportionately based on the number of shares of Series B Convertible Preferred Stock that such holder acquires and the disposing holder's Voting Threshold will be decreased proportionately based on the number of shares of Series B Convertible Preferred Stock that

Exhibit 4.12
such holder disposes of, such that the aggregate Voting Threshold of all holders of shares of Series B Convertible Preferred Stock does not exceed 49.99%.
The full text of the Certificate of Designations was previously filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on March 15, 2021. The foregoing description of the Certificate of Designations and the Series B Convertible Preferred Stock does not purport to be complete and is qualified in its entirety by reference to such exhibit.
Warrants
In June 2019, we issued Series A Warrants to CVI Investments, Inc. ("CVI Investments") in connection with a private placement that closed on June 26, 2019 (the "CVI Closing Date"). The Series A Warrants are exercisable for a period of five years from the CVI Closing Date and are currently exercisable into 5,457,026 shares of common stock. The adjusted exercise price for the Series A Warrants is $2.4719.
The exercise price for the Series A Warrants is subject to further adjustment in certain circumstances. In addition, if and to the extent the exercise of any warrants would, together with the issuances of common stock to CVI Investments on the CVI Closing Date and the shares issued pursuant to the exercise of any other warrants, result in the issuance of 20.0% or more of our outstanding common stock on the CVI Closing Date, then we intend to, in lieu of issuing such shares, settle the obligation to issue such shares in cash. CVI Investments may not exercise such warrants to the extent (but only to the extent) it or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%. CVI Investments has the right, in its discretion, to raise this threshold up to 9.99% with 60 days' notice to us.
Applicable Forum, Venue, and Jurisdiction
Our bylaws establish the Court of Chancery in the State of Delaware as the exclusive forum for any derivative action or proceeding brought by or on behalf of comScore, Inc. and its consolidated subsidiaries (the "Company"), any action asserting a breach of fiduciary duty by a director, officer or employee of the Company to the Company or its stockholders, any action asserting a claim under the DGCL, our amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine unless otherwise agreed to by us.
However, the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the extent any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state

Exhibit 4.12
courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute
Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:
•acquisition of us by means of a tender offer;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board.
Amended and Restated Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation and our bylaws provide for the following:
•Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.
•Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by the Board, the chairman of the Board or the chief executive officer.
•Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.
•Board Classification. Our Board is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
•Limits on Ability of Stockholders to Act by Written Consent. We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be

Exhibit 4.12
able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.
•Amendment of Certificate of Incorporation and Bylaws. The amendment of the above provisions of our amended and restated certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines business combination to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of either the assets or outstanding stock of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.